Exhibit 99.1

Constellium Reports First Quarter 2021 Results

Paris, April 28, 2021 – Constellium SE (NYSE: CSTM) today reported results for the first quarter ended March 31, 2021.

First quarter 2021 highlights:

•	Shipments of 385 thousand metric tons, down 2% compared to Q1 2020

•	Revenue of €1.3 billion, down 7% compared to Q1 2020

•	Net income of €48 million compared to net loss of €31 million in Q1 2020

•	Adjusted EBITDA of €121 million, down 18% compared to Q1 2020

•	Cash from Operations of €75 million and Free Cash Flow of €46 million

•	Net debt / LTM Adjusted EBITDA of 4.6 at March 31, 2021

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Our team delivered solid first quarter results. Better-than-expected market demand and excellent cost performance propelled us above the top end of our Adjusted EBITDA guidance range. P&ARP demonstrated strong cost control, which helped to offset the effects of several one-off events. A&T results continue to be negatively affected by weak aerospace demand; however, TID has been a bright spot, with improving demand in both the U.S. and Europe. AS&I reported record first quarter Adjusted EBITDA and returned to historical levels of profitability. Lastly, we continue to build on our track record of delivering consistent and significant Free Cash Flow with €46 million generated in the first quarter.

Mr. Germain concluded, “I am optimistic about our prospects for the remainder of 2021, despite some lingering uncertainties. Our end markets, with the exception of aerospace, remain strong. We expect Adjusted EBITDA of €510 million to €530 million and Free Cash Flow in excess of €100 million in 2021. As a result, we expect our leverage to fall well below 4.0x by the end of the year. We continue to be focused on executing our strategy, driving operational performance, and generating Free Cash Flow.”

•	Group Summary

	Q1 2021	Q1 2020	Var.
Shipments (k metric tons)	385	393	(2)%
Revenue (€ millions)	1,341	1,437	(7)%
Net income / (loss) (€ millions)	48	(31)	n.m.
Adjusted EBITDA (€ millions)	121	147	(18)%
Adjusted EBITDA per metric ton (€)	315	375	(16)%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the first quarter of 2021, shipments of 385 thousand metric tons decreased 2% compared to the first quarter of the prior year primarily due to lower shipments in the Aerospace & Transportation segment, partially offset by higher shipments in the Automotive Structures & Industry segment. Revenue of €1.3 billion decreased 7% compared to the first quarter of the prior year primarily due to weaker price and mix and lower aerospace shipments, partially offset by higher metal prices. Net income of €48 million increased compared to net loss of €31 million in the first quarter of 2020. Adjusted EBITDA of €121 million decreased 18% compared to the first quarter of the prior year due to weaker results in the Aerospace & Transportation segment, partially offset by improved results in the Automotive Structures & Industry and the Packaging & Automotive Rolled Products segments.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q1 2021	Q1 2020	Var.
Shipments (k metric tons)	267	269	(1)%
Revenue (€ millions)	766	752	2%
Adjusted EBITDA (€ millions)	68	66	3%
Adjusted EBITDA per metric ton (€)	255	245	4%

For the first quarter of 2021, Adjusted EBITDA increased 3% compared to the first quarter of 2020 primarily due to strong cost control, partially offset by lower volumes and unfavorable foreign exchange translation. Shipments of 267 thousand metric tons decreased 1% compared to the first quarter of the prior year on lower shipments of packaging rolled products from Muscle Shoals resulting from the strike and adverse weather in February, largely offset by higher shipments of Automotive rolled products. Revenue of €766 million increased 2% compared to the first quarter of 2020 primarily due to higher metal prices.

•	Aerospace & Transportation (A&T)

	Q1 2021	Q1 2020	Var.
Shipments (k metric tons)	48	59	(18)%
Revenue (€ millions)	245	359	(32)%
Adjusted EBITDA (€ millions)	19	52	(62)%
Adjusted EBITDA per metric ton (€)	409	887	(54)%

For the first quarter of 2021, Adjusted EBITDA decreased 62% compared to the first quarter of 2020 primarily due to lower shipments and weaker price and mix, both related to challenging aerospace market conditions resulting from the COVID-19 pandemic, partially offset by strong cost control. Shipments of 48 thousand metric tons decreased 18% compared to the first quarter of the prior year as lower aerospace rolled product shipments were partially offset by higher transportation, industry and defense rolled product shipments. Revenue of €245 million decreased 32% compared to the first quarter of 2020 primarily due to lower shipments and weaker price and mix.

•	Automotive Structures & Industry (AS&I)

	Q1 2021	Q1 2020	Var.
Shipments (k metric tons)	70	65	8%
Revenue (€ millions)	350	342	2%
Adjusted EBITDA (€ millions)	38	34	10%
Adjusted EBITDA per metric ton (€)	540	529	2%

For the first quarter of 2021, Adjusted EBITDA increased 10% compared to the first quarter of 2020 primarily due to higher shipments on strong demand for automotive and other extruded products and solid cost control, partially offset by weaker price and mix. Shipments of 70 thousand metric tons increased 8% compared to the first quarter of the prior year on higher shipments of both automotive and other extruded products. Revenue of €350 million increased 2% compared to the first quarter of 2020 primarily due to higher shipments and higher metal prices, partially offset by weaker price and mix.

•	Net Income

For the first quarter of 2021, net income of €48 million compares to a net loss of €31 million in the first quarter of the prior year. The change in net income is primarily related to a favorable change in unrealized gains and losses on derivatives related to our commodity hedging positions, partially offset by a change in income taxes.

•	Cash Flow

Free Cash Flow was €46 million for the first quarter of 2021 compared to €87 million in the first quarter of the prior year. The change was primarily due to lower Adjusted EBITDA and an unfavorable change in working capital, partially offset by lower capital expenditures.

Cash flows from operating activities were €75 million for the first quarter of 2021 compared to cash flows from operating activities of €144 million in the first quarter of the prior year. Constellium increased factored receivables by €6 million in the first quarter of 2021 compared to an increase of €4 million in the first quarter of the prior year.

Cash flows used in investing activities were €29 million for the first quarter of 2021 compared to cash flows used in investing activities of €57 million in the first quarter of the prior year.

Cash flows used in financing activities were €145 million for the first quarter of 2021 compared to cash flows used in financing activities of €1 million in the first quarter of the prior year. In the first quarter of 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029, using the proceeds and cash on the balance sheet to redeem the $650 million of 6.625% Senior Notes due 2025.

•	Liquidity and Net Debt

Liquidity at March 31, 2021 was €982 million, comprised of €342 million of cash and cash equivalents and €640 million available under our committed lending facilities and factoring arrangements.

Net debt was €2,008 million at March 31, 2021 compared to €1,994 million at December 31, 2020, as Free Cash Flow generation was more than offset by foreign exchange translation.

•	Outlook

Based on our current outlook, we expect Adjusted EBITDA in a range of €510 million to €530 million for the full year of 2021.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Recent developments

On April 27, 2021, the Pan-U.S. ABL was amended to extend the maturity date of the asset-based revolving facility to April 2026 and terminate the undrawn $166 million delayed draw term loan facility.

In April 2021, Constellium notified the lenders that the PGE French Facility maturity will be extended to May 2022.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.9 billion in revenue in 2020.

Constellium’s earnings materials for the first quarter ended March 31, 2021, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2021	2020
Revenue	1,341	1,437
Cost of sales	(1,199)	(1,284)

Gross profit	142	153

Selling and administrative expenses	(60)	(66)
Research and development expenses	(11)	(13)
Other gains and losses—net	43	(68)

Income from operations	114	6

Finance costs—net	(55)	(45)

Income / (loss) before income tax	59	(39)

Income tax (expense) / benefit	(11)	8

Net income / (loss)	48	(31)

Net income / (loss) attributable to:
Equity holders of Constellium	46	(31)
Non-controlling interests	2	—

Net income / (loss)	48	(31)

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	0.33	(0.22)
Diluted	0.32	(0.22)
Weighted average number of shares (in thousands)
Basic	139,963	137,867
Diluted	145,896	137,867

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2021	2020
Net income / (loss)	48	(31)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	65	(6)
Income tax on remeasurement on post-employment benefit obligations	(13)	(1)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(11)	(5)
Income tax on hedges	3	2
Currency translation differences	13	—

Other comprehensive income / (loss)	57	(10)

Total comprehensive income / (loss)	105	(41)

Attributable to:
Equity holders of Constellium	102	(41)
Non-controlling interests	3	—

Total comprehensive income / (loss)	105	(41)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At March 31, 2021	At December 31, 2020
Assets
Current assets
Cash and cash equivalents	342	439
Trade receivables and other	533	406
Inventories	703	582
Other financial assets	60	39

	1,638	1,466

Non-current assets
Property, plant and equipment	1,917	1,906
Goodwill	436	417
Intangible assets	61	61
Deferred tax assets	179	193
Trade receivables and other	66	68
Other financial assets	12	18

	2,671	2,663

Total Assets	4,309	4,129

Liabilities
Current liabilities
Trade payables and other	1,127	905
Borrowings	82	92
Other financial liabilities	44	46
Income tax payable	22	20
Provisions	21	23

	1,296	1,086

Non-current liabilities
Trade payables and other	34	32
Borrowings	2,243	2,299
Other financial liabilities	19	41
Pension and other post-employment benefit obligations	605	664
Provisions	96	98
Deferred tax liabilities	10	10

	3,007	3,144

Total Liabilities	4,303	4,230

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(432)	(538)

Equity attributable to equity holders of Constellium	(9)	(115)
Non-controlling interests	15	14

Total Equity	6	(101)

Total Equity and Liabilities	4,309	4,129

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	46	46	2	48
Other comprehensive income / (loss)	—	—	52	(8)	12	—	—	56	1	57

Total comprehensive income / (loss)	—	—	52	(8)	12	—	46	102	3	105

Share-based compensation	—	—	—	—	—	4	—	4	—	4
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At March 31, 2021	3	420	(140)	1	(1)	72	(364)	(9)	15	6

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity

At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive loss	—	—	(7)	(3)	—	—	—	(10)	—	(10)

Total comprehensive loss	—	—	(7)	(3)	—	—	(31)	(41)	—	(41)

Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2020	3	420	(184)	(13)	4	56	(420)	(134)	11	(123)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2021	2020
Net income / (loss)	48	(31)
Adjustments
Depreciation and amortization	63	66
Pension and other post-employment benefits service costs	7	7
Finance costs - net	55	45
Income tax expense / (benefit)	11	(8)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(30)	55
Other - net	2	3
Change in working capital
Inventories	(109)	(17)
Trade receivables	(108)	(50)
Trade payables	183	158
Other	7	(17)
Change in provisions	(4)	(2)
Pension and other post-employment benefits paid	(11)	(12)
Interest paid	(44)	(50)
Income tax refunded / (paid)	5	(3)

Net cash flows from operating activities	75	144

Purchases of property, plant and equipment	(32)	(57)
Property, plant and equipment grants received	3	—

Net cash flows used in investing activities	(29)	(57)

Proceeds from issuance of Senior Notes	412	—
Repayment of Senior Notes	(535)	—
Proceeds from U.S. revolving credit facilities	—	3
Proceeds from other borrowings	2	3
Repayment of other borrowings	(2)	(3)
Lease repayments	(9)	(8)
Payment of financing costs and redemption fees	(16)	—
Other financing activities	3	4

Net cash flows used in financing activities	(145)	(1)

Net (decrease) / increase in cash and cash equivalents	(99)	86
Cash and cash equivalents - beginning of period	439	184
Effect of exchange rate changes on cash and cash equivalents	2	—

Cash and cash equivalents - end of period	342	270

SEGMENT ADJUSTED EBITDA

	Three months ended March 31,
(in millions of Euros)	2021	2020
P&ARP	68	66
A&T	19	52
AS&I	38	34
H&C	(4)	(5)

Total	121	147

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended March 31,
(in k metric tons)	2021	2020
Packaging rolled products	194	203
Automotive rolled products	63	57
Specialty and other thin-rolled products	10	9
Aerospace rolled products	13	30
Transportation, industry, defense and other rolled products	35	29
Automotive extruded products	34	31
Other extruded products	36	34

Total shipments	385	393

(in millions of Euros)
Packaging rolled products	519	524
Automotive rolled products	208	193
Specialty and other thin-rolled products	39	35
Aerospace rolled products	87	223
Transportation, industry, defense and other rolled products	158	136
Automotive extruded products	201	199
Other extruded products	149	143
Other and inter-segment eliminations	(20)	(16)

Total revenue	1,341	1,437

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2021	2020
Net income / (loss)	48	(31)
Income tax expense / (benefit)	11	(8)

Income / (loss) before income tax	59	(39)
Finance costs - net	55	45

Income from operations	114	6
Depreciation and amortization	63	66
Restructuring costs	1	—
Unrealized (gains) / losses on derivatives	(28)	53
Unrealized exchange (gains) / losses from the remeasurement of monetary assets and liabilities - net	(2)	2
Share based compensation costs	4	3
Metal price lag (A)	(31)	15
Start-up and development costs	—	2

Adjusted EBITDA	121	147

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2021	2020
Net cash flows from operating activities	75	144
Purchases of property, plant and equipment	(32)	(57)
Property, plant and equipment grants received	3	—

Free Cash Flow	46	87

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2021	At December 31, 2020
Borrowings	2,325	2,391
Fair value of cross currency basis swaps, net of margin calls	25	42
Cash and cash equivalents	(342)	(439)

Net debt	2,008	1,994

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure net of grants received, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.